Filed by Coincheck Group B.V.

pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Thunder Bridge Capital Partners IV, Inc.

(Commission File No.: 001-40555)

Date: February 9, 2023

First of all, if you look at page four, you will see the operating income of the three main segments by quarter.

…Coincheck, this light green box, had a large jump, but its large profit has now dropped, and it is now in the red.

Also Coincheck, which is shown here as Crypto Asset, will contribute to the earnings further due to other factors such as a decrease in the number of competitors. And globally, going forward, Coincheck has an opportunity for significant growth in the area of blockchain, web3, and crypto assets. I would say that the overall portfolio looks like it has those call options on it.

Page five is a waterfall chart of pre-tax income.

As for Coincheck, the market has quieted down due to FTX and things like that, or because the price of crypto assets has dropped. BTC price has been picking up since January, but the top line has still dropped and is in the red.

Without this foreign exchange loss, there would have been solid growth in the Japan and US segments, with a slight deficit in the Crypto Asset segment.

As you can see here on page seven… In the case of Coincheck, we are also dynamically reducing advertising costs in response to market conditions.

Page eight calculates the Company’s projected equity value in Sum-Of-The-Parts methods.

For Coincheck, the value was calculated based on the Business Combination Agreement for listing as a De-SPAC, which was signed last March, using the exchange rate at that time.

Since this is an M&A agreement, I have written the figures as they are here, and if you add them all up, the total is JPY440 billion, which is a large deviation from the current market capitalization of our group.

Page nine is about crypto risk control. Since the FTX incident last November, many companies have lost money in various ways due to FTX or associated companies filing chapter 11 and things like that.

In our group, we have a solid risk management system, as shown here. We have also taken such measures as closing our crypto lending business ahead of time. The FTX incident affected various companies in a chain reaction, but the Group has not been directly affected by any of these incidents.

Of course, the low market transactions of crypto assets affected the transaction volume of our group companies, but there has been no balance sheet incident or damage of any kind. We have been firmly managing risk.

Now, Seimei will explain our results.

Seimei: I would like to present our financial results for Q3 of the fiscal year ending March 2023.

First, please see the highlights on page 12.

During the quarter… the crypto asset market continued to be weak.

The Crypto Asset segment posted a loss due to the sluggish market.

Next, on page 13, is the P&L situation compared with the previous quarter.

Although the Crypto Asset segment was severely impacted by the market, it declined only slightly, by 2%.

By segment, operating revenue in Japan and the US increased. On the other hand, due to market conditions, the Crypto Asset segment did not increase its revenue.

Finally, we have the Crypto Asset business segment.

As the crypto asset market remained sluggish and prices were declining, both transaction volume and transaction value declined, resulting in a decrease in trading income.

Because the NFT market was also weak, other revenue also declined. As a result, operating revenue fell 32% from the previous quarter to JPY1,063 million.

Advertising expenses in the Crypto Asset business segment, in line with the difficult market conditions, were further reduced by 44% from the previous quarter. As a result, SG&A expenses decreased 4.8% to JPY1,799 million.

In addition, professional fees related to the De-SPAC listing were JPY214 million in the quarter under review and are recorded under the other section shown at the top here.

In the Crypto Asset business segment, we are working to keep costs as low as possible and to establish a system that allows us to operate with low fixed costs. However, the recent decline in earnings has had a significant impact, resulting in an operating loss, as in the previous quarter.

Matsumoto: Now, I will talk a little bit about our business.

Next is the crypto asset business.

First of all, the left-hand side shows the trading volume of bitcoin, and it has dropped significantly due to the FTX incident and other issues. Naturally, this has resulted in a significant drop in transaction volume at Coincheck as well.

But, on the other hand, as you can see on the right, all the foreign companies, like FTX, Kraken, and Coinbase, are pulling out of Japan. Binance, however, is trying to re-enter the market, but basically, foreign companies are leaving.

Meanwhile, the Financial Services Agency is going to lift the ban on the domestic distribution of stable coins, and as you know, the Liberal Democratic Party and others are playing a central role in the Digital Agency, and while regulators around the world are now balking at web3, Japan may be the only developed country that is promoting web3, stable coins, crypto assets, etc. That is the situation.

Some people may pull out when the market quietens for a while. Especially since the industry is a single product and most of the crypto vendors are only doing crypto, if the crypto business becomes a little less vibrant, they may not be able to continue with their business due to decreased revenue, or they may decide to close up shop or quit the business itself.

We are a group, so we can continue to invest if there is investment potential, and as I have explained here, foreign capital is withdrawing from the market, especially in Japan. On the other hand, the FSA and the government are promoting crypto assets and web3, so we would like to make a solid investment and earn a return on our investment.

Page 41 provides information on what the situation is.

Page 42 shows what we are doing. The exchange/marketplace heading shown at the top of the illustration has been Coincheck until now.

In addition, we have received many questions about NFTs, IEOs, and how to start investing in crypto assets within corporations, how the accounting should be done, and how NFTs can be used. We are starting a corporate service that will provide solid answers to these questions.

As well as web3 and Metaverse, we are developing our business in a wide range of areas, including the development of the Oasis series of metaverse spaces, and blockchain, not just in virtual currency trading. We are building a business that can keep costs down as we expand and can move ahead in a big way when a tailwind blows.

Page 43 shows the Nasdaq listing plan for Coincheck using De-SPAC.

The Coincheck Group, a Dutch corporation created on top of Coincheck, is proceeding with a NASDAQ listing by merging with THCP, which is listed on the NASDAQ in the US.

This initiative is progressing steadily. You may be surprised to hear about this in the light of FTX, but so far we are making steady progress. Since Coincheck is a company that can generate considerable profit, rather than looking at fundraising, since web3 and crypto assets will be a global business we would like to expand the Coincheck Group globally.

In such a case, when buying businesses and hiring human resources, stocks listed on the NASDAQ in the US are powerful as both acquisition and hiring currency, and we are pursuing this plan in order to achieve that.

Page 44 gives a brief description of what we are actually going to do in concrete terms. We have been showing you this for some time.

Question & Answer

Matsumoto [Q]: That was a rough explanation, and it has run five minutes longer than scheduled. We have 25 minutes left, and I would like to use it to answer your questions. Please feel free to ask questions via the chat board.

We have received two questions from UBS Securities’ Mr. Okada.

Matsumoto [A]: This is also from Okada-san. This is question two. It is about using funds for share buybacks. Could you please explain again the background of the share buyback last November? What is your order of priorities for the use of the funds in the future?

Especially regarding the second part, it might be better to hear from Seimei.

As of last November, there was a phase in which our stock price and others were sold off quite a bit because of the FTX problem and other things. As we have clearly explained today, there is no FTX-related damage to our group, except for that which has subdued the market.

We know that our situation is sound and healthy, but in the market, everything was being sold together because of the FTX incident and other factors, and we thought that our shares were too cheap. So, we announced a share buyback at that time to send a management message, and we are currently implementing it.

Regarding use of funds, we have historically done very well with investments, including acquisitions in new businesses. We consider the balance between investments in new businesses, additional investments in existing businesses, and returns to shareholders. The decision is based on a variety of moving pieces, depending on the investment opportunity at that point in time and the stock price. So, it’s not necessarily easy to set priorities, as it depends on the situation.

Seimei [A]: That’s exactly right. We are still seeking growth. Last time, this past November, we decided to buy our own company’s stock to take advantage of other future growth opportunities and our own company’s growth.

These markets, for example, crypto, were also very confused. Although it is said that we are in a winter period, I believe that this kind of timing also offers business opportunities. We are a company that has grown through M&A, but we are not limited to M&A. We also have the opportunity to consider new businesses, so in that sense, we will consider various options and make decisions with ROE in mind each time.

Matsumoto [A]: We have received another question from Mr. Hara. What are your future plans for cost management in the US and crypto.

As for crypto, we are in the red right now, and the loss means that the cost is the same as making an investment. Rather than cost management, the issue is whether we will get return worth what are we paying in deficit now, that investment amount? I believe that we have to think differently about crypto than we do about ordinary cost management: is the investment amount commensurate with future return?

Therefore, we are now carefully examining, or rather calculating, how much opportunity we, Coincheck and the Coincheck Group, have for profit opportunities and their expected value, while looking at the global situation and the situation in Japan, etc. If the investment amount is not smaller than the current value of that, it is meaningless. That is the mindset with which are managing the business.

So, it is a little bit different from the way cost management is done in the US or Japan segment. For crypto, it is an investment. We are trying to manage the investment based on the concept of whether the investment will be well worth it.

I think the portfolio as a whole is quite balanced… and crypto has upside.

[END]

Document Notes

1.	Portions of the document where the audio is unclear are marked with [Inaudible].

2.	Portions of the document where the audio is obscured by technical difficulty are marked with [TD].

3.	Speaker speech is classified based on whether it [Q] asks a question to the Company, [A] provides an answer from the Company, or [M] neither asks nor answers a question.

4.	This document has been translated by SCRIPTS Asia.

Important Information About the Business Combination and Where to Find It

In connection with the proposed business combination in connection with to the business combination agreement among Coincheck, Inc. (“Coincheck”), Coincheck Group B.V. (“CCG”), Thunder Bridge Capital Partners IV, Inc. (“THCP”) and others, CCG intends to file a registration statement on Form F-4 that will include a preliminary proxy statement to be distributed to stockholders of THCP in connection with THCP’s solicitation of proxies for the vote by its stockholders with respect to the proposed business combination. After the registration statement has been filed and declared effective by the U.S. Securities and Exchange Commission (“SEC”), THCP will mail a definitive proxy statement / prospectus to its stockholders as of the record date established for voting on the proposed business combination and the other proposals regarding the proposed business combination set forth in the proxy statement. CCG or THCP may also file other documents with the SEC regarding the proposed business combination. Before making any investment or voting decision, stockholders and other interested persons are advised to read, when available, the registration statement and preliminary proxy statement / prospectus and any amendments thereto, and the definitive proxy statement / prospectus in connection with THCP’s solicitation of proxies for the special meeting to be held to approve the transactions contemplated by the proposed business combination because these materials will contain important information about CCG, Coincheck, THCP and the proposed transaction. Stockholders will also be able to obtain a copy of the preliminary proxy statement / prospectus and the definitive proxy statement / prospectus once they are available, without charge, at the SEC’s website at www.sec.gov, or by directing a request to: Thunder Bridge Capital Partners IV, Inc., 9912 Georgetown Pike, Suite D203, Great Falls, VA 22066.

Participants in the Solicitation

CCG, Coincheck and THCP and their respective directors and officers may be deemed participants in the solicitation of proxies of THCP’s stockholders in connection with the proposed business combination. THCP’s stockholders and other interested persons may obtain, without charge, more detailed information regarding the directors and officers of Coincheck and THCP at Coincheck’s website at corporate.coincheck.com, or in THCP’s registration statement on Form S-1 filed on June 21, 2021, respectively.

Information regarding the persons who may, under SEC rules, be deemed participants in the solicitation of proxies to THCP’s stockholders in connection with the proposed transaction will be set forth in the proxy statement / prospectus for the transaction when available. Additional information regarding the interests of participants in the solicitation of proxies in connection with the proposed transaction will be included in the proxy statement / prospectus filed with the SEC in connection with the proposed business combination.

Forward-Looking Statements

This communication includes “forward looking statements” within the meaning of the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995, that reflects the current views with respect to, among other things, the future operations and financial performance of the Monex Group, Inc. (the “Company”), THCP, Coincheck and CCG. Forward-looking statements may be identified by the use of words such as “forecast,” “intend,” “seek,” “target,” “anticipate,” “believe,” “could,” “continue,” “expect,” “estimate,” “may,” “plan,” “outlook,” “future,” and “project” and other similar expressions that predict or indicate future events or trends or that are not statements of historical matters. Such forward looking statements include, but not limited to, estimated financial information. Such forward looking statements with respect to revenues, earnings, performance, strategies, prospects and other aspects of the businesses of the Company, THCP, Coincheck, or CCG after completion of the proposed business combination are based on current expectations that are subject to risks and uncertainties. No assurance can be given that future developments affecting the Company, THCP, Coincheck or CCG will be those that are anticipated. Actual results may differ materially from current expectations due to changes in global, regional or local economic, business, competitive, market, regulatory and other factors, many of which are beyond the control of the Company, CCG, THCP and Coincheck. Should one or more of these risks or uncertainties materialize, or should any of the assumptions prove incorrect, actual results may vary in material respects from those projected in these forward-looking statements. A number of factors could cause actual results or outcomes to differ materially from those indicated by such forward looking statements. These factors include, but are not limited to: (1) the occurrence of any event, change or other circumstances that could give rise to the termination of the Business Combination Agreement (the “Agreement”) and the proposed business combination contemplated thereby; (2) the inability to complete the transactions contemplated by the Agreement due to the failure to obtain approval of the stockholders of THCP or other conditions to closing in the Agreement; (3) the ability to meet Nasdaq’s listing standards following the consummation of the transactions contemplated by the Agreement; (4) the risk that the proposed transaction disrupts current plans and operations of Coincheck as a result of the announcement and consummation of the transactions described herein; (5) the ability to recognize the anticipated benefits of the proposed business combination, which may be affected by, among other things, competition, the ability of CCG to grow and manage growth profitably, maintain relationships with customers and business partners and retain its management and key employees; (6) costs related to the proposed business combination; (7) changes in applicable laws or regulations; (8) the possibility that Coincheck may be adversely affected by other economic, business, and/or competitive factors; and (9) other risks and uncertainties indicated from time to time in other documents filed or to be filed with the SEC by THCP or CCG. The Company cautions that the foregoing list of factors is not exhaustive. The recipient of this material should not place undue reliance upon any forward-looking statements, which speak only as of the date made. The Company, CCG, THCP and Coincheck undertake no commitment to update or revise the forward-looking statements, whether as a result of new information, future events or otherwise, except as may be required by law.

This material is an English translation of a Japanese material made on the date above. Although the Company intended to faithfully translate the Japanese document into English, the accuracy and correctness of this English translation is not guaranteed and thus you are encouraged to refer to the original Japanese document. This translation was made as a matter of record only and does not constitute an offer to sell or to solicit an offer to buy securities in the U.S.